UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

QuidelOrtho Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

219798105

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 219798105	13D	Page 2 of 18 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person CO

CUSIP No. 219798105	13D	Page 3 of 18 pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 4 of 18 pages

1	Names of Reporting Persons Carlyle Holdings II L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 5 of 18 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 6 of 18 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 7 of 18 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 8 of 18 pages

1	Names of Reporting Persons TC Group VI Cayman, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 219798105	13D	Page 9 of 18 pages

1	Names of Reporting Persons TC Group VI Cayman, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 10 of 18 pages

1	Names of Reporting Persons Carlyle Partners VI Cayman Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,460,183
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,460,183

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,460,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.6%
14	Type of Reporting Person PN

CUSIP No. 219798105	13D	Page 11 of 18 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of QuidelOrtho Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 9975 Summers Ridge Road, San Diego, California 92121.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

The Carlyle Group Inc.

Carlyle Holdings II GP L.L.C.

Carlyle Holdings II L.L.C.

CG Subsidiary Holdings L.L.C.

TC Group Cayman Investment Holdings, L.P.

TC Group Cayman Investment Holdings Sub L.P.

TC Group VI Cayman, L.L.C.

TC Group VI Cayman, L.P.

Carlyle Partners VI Cayman Holdings, L.P.

Each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group VI Cayman, L.P. and Carlyle Partners VI Cayman Holdings, L.P. is organized under the laws of the Cayman Islands. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

The principal business address of each of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group VI Cayman, L.P. and Carlyle Partners VI Cayman Holdings, L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001. The principal business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., NW, Suite 220, Washington, DC 20004-2505. The principal business of each of the Reporting Persons is investing in securities, including the securities of the Issuer.

The directors of The Carlyle Group Inc. are Kewsong Lee, Peter J. Clare, Daniel A. D’Aniello, David M. Rubenstein, William E. Conway, Jr., Linda H. Filler, Lawton W. Fitt, James H. Hance, Jr., Mark S. Ordan, Derica W. Rice, Dr. Thomas S. Robertson, William J. Shaw and Anthony Welters (collectively, the “Directors”).

The executive officers of The Carlyle Group Inc. are Kewsong Lee, Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Chief Investment Officer for Corporate Private Equity and Chairman of the Americas Private Equity, Jeffrey W. Ferguson, General Counsel, Christopher Finn, Chief Operating Officer and Bruce M. Larson, Chief Human Resources Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”).

CUSIP No. 219798105	13D	Page 12 of 18 pages

Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The present principal occupation of each of the Directors is as follows: Linda H. Filler is the retired President of Retail Products, Chief Marketing Officer, and Chief Merchandising Officer at Walgreen Co.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group; Mark S. Ordan is Chief Executive Officer of Mednax; Derica W. Rice was the Executive Vice President of CVS Health and President of CVS Caremark, the pharmacy benefits management business of CVS Health, until February 2020; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Founder, Chairman and CEO of CINQ Care Inc. and Executive Chairman of the BlackIvy Group, LLC; Kewsong Lee is Chief Executive Officer of The Carlyle Group Inc.; Peter J. Clare is the Chief Investment Officer for Corporate Private Equity and Chairman of the Americas Private Equity of The Carlyle Group; Daniel A. D’Aniello is a Co-Founder and Non-Executive Chairman Emeritus of The Carlyle Group; David M. Rubenstein is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group; and William E. Conway is a Co-Founder and Non-Executive Co-Chairman of The Carlyle Group.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Business Combination Agreement, upon consummation of the Business Combinations (as defined below), the Reporting Persons received 12,460,183 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combinations

On May 27, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, dated December 22, 2021 (the “Business Combination Agreement”), by and among Coronado Topco, Inc. (“Topco”), Laguna Merger Sub, Inc. (“U.S. Merger Sub”), Orca Holdco, Inc., Orca Holdco 2, Inc., Quidel Corporation (“Quidel”) and Ortho Clinical Diagnostics Holdings plc (“Ortho”), Ortho shares were acquired by a nominee of Topco, such that Ortho became a wholly owned subsidiary of Topco (the “Ortho Scheme”), and immediately following the consummation of the Ortho Scheme, U.S. Merger Sub merged with and into Quidel, with Quidel surviving as a wholly owned subsidiary of Topco (the “Quidel Merger” and together with the Ortho Scheme, the “Business Combinations”). Following the consummation of the Business Combinations, Topco changed its name to “QuidelOrtho Corporation.”

CUSIP No. 219798105	13D	Page 13 of 18 pages

As a result of the Ortho Scheme, each Ortho ordinary share was automatically converted into the right to receive (i) 0.1055 shares of Common Stock and (ii) $7.14 in cash. As a result of the Quidel Merger, each Quidel share was automatically converted into the right to receive one share of Common Stock. Following the consummation of the Business Combinations, Carlyle Partners VI Cayman Holdings, L.P.’s 118,106,000 Ortho shares were converted into 12,460,183 shares of Common Stock.

Stockholder Agreement

In connection with execution of the Business Combination Agreement, Ortho, Quidel, Topco and Carlyle Partners VI Cayman Holdings, L.P. entered into a stockholders agreement (the “Stockholders Agreement”) which replaced the stockholders agreement in effect between Ortho and Carlyle Partners VI Cayman Holdings, L.P. The Stockholders Agreement provides, among other things, that:

•

Board Representation. So long as Carlyle Partners VI Cayman Holdings, L.P. holds at least 12% of the outstanding shares of Common Stock, then it may nominate two individuals to the Issuer’s board of directors (the “Board”). If Carlyle Partners VI Cayman Holdings, L.P. holds at least 5% but less than 12% of the outstanding shares of Common Stock, then it may nominate one individual to the Board. Carlyle Partners VI Cayman Holdings, L.P. is not entitled to any nomination rights with respect to the Board if it holds less than 5% of the outstanding shares of Common Stock.

•

Registration Rights. The Stockholders Agreement grants Carlyle Partners VI Cayman Holdings, L.P. registration rights, including demand rights and piggyback rights, each subject to certain limitations. The demand rights (excluding rights with respect to “shelf” registrations) expire in the event that Carlyle Partners VI Cayman Holdings, L.P. owns less than 5% of the outstanding shares of Common Stock, and its other registration rights expire when Carlyle Partners VI Cayman Holdings, L.P. owns less than 1% of the outstanding shares of Common Stock, but only if Carlyle Partners VI Cayman Holdings, L.P. can sell its shares without volume or manner of sale restrictions under Rule 144 under the Securities Act of 1933, as amended.

•	Corporate Opportunity Waiver. The Stockholders Agreement includes a customary corporate opportunity waiver provision, duly adopted by the Board.

•

Information Rights. The Stockholders Agreement provides Carlyle Partners VI Cayman Holdings, L.P. with (a) customary rights to financial information so long as it holds 5% or more of the outstanding shares of Common Stock, and (b) additional access to information and the Issuer’s management so long as it holds 10% or more of the outstanding shares of Common Stock.

CUSIP No. 219798105	13D	Page 14 of 18 pages

The foregoing description of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combinations and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 66,920,649 shares of Common Stock outstanding following consummation of the Business Combinations:

CUSIP No. 219798105	13D	Page 15 of 18 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	12,460,183	18.6%	0	12,460,183	0	12,460,183
Carlyle Holdings II GP L.L.C.	12,460,183	18.6%	0	12,460,183	0	12,460,183
Carlyle Holdings II L.L.C.	12,460,183	18.6%	0	12,460,183	0	12,460,183
CG Subsidiary Holdings L.L.C.	12,460,183	18.6%	0	12,460,183	0	12,460,183
TC Group Cayman Investment Holdings, L.P.	12,460,183	18.6%	0	12,460,183	0	12,460,183
TC Group Cayman Investment Holdings Sub L.P.	12,460,183	18.6%	0	12,460,183	0	12,460,183
TC Group VI Cayman, L.L.C.	12,460,183	18.6%	0	12,460,183	0	12,460,183
TC Group VI Cayman, L.P.	12,460,183	18.6%	0	12,460,183	0	12,460,183
Carlyle Partners VI Cayman Holdings, L.P.	12,460,183	18.6%	0	12,460,183	0	12,460,183

Reflects shares of Common Stock held of record by Carlyle Partners VI Cayman Holdings, L.P. The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI Cayman, L.L.C., which is the general partner of TC Group VI Cayman, L.P., which is the general partner of Carlyle Partners VI Cayman Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Carlyle Partners VI Cayman Holdings, L.P., but each disclaims beneficial ownership of such securities.

(c)	Except as described in Item 3 and Item 4, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 219798105	13D	Page 16 of 18 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Stockholder Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Principal Stockholders Agreement, dated as of December 22, 2021, by and among Coronado Topco, Inc., Quidel Corporation, Ortho Clinical Diagnostics Holdings plc and Carlyle Partners VI Cayman Holdings, L.P. (incorporated by reference to Annex B to the Issuer’s proxy statement on Form DEFM 14A filed on April 11, 2022).

3	Power of Attorney.

CUSIP No. 219798105	13D	Page 17 of 18 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2022

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings II GP L.L.C.
By: The Carlyle Group Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings II L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group Cayman Investment Holdings, L.P.
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 219798105	13D	Page 18 of 18 pages

TC Group Cayman Investment Holdings Sub L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: CG Subsidiary Holdings L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group VI Cayman, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

TC Group VI Cayman, L.P.
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person

Carlyle Partners VI Cayman Holdings, L.P.
By: TC Group VI Cayman, L.P., its general partner
By: TC Group VI Cayman, L.L.C., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Authorized Person